
05006966

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

21st March 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 15th March 2005 in connection with the Interim Results Announcement of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL

Aldous Chiu

Encl.
AC/kh

Dlw 4/5



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Hong Kong Stock Code: 0017)

Results Announcement 2004/2005

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2004 were as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2004 HK$m	Six months ended 31 December 2003 HK$m
Turnover	3	11,519.7	11,381.1
Cost of sales		(8,945.7)	(8,983.1)
Gross profit		2,574.0	2,398.0
Other revenues		15.5	2.0
Other income/(charge)	4	291.7	(49.3)
Selling and marketing expenses		(248.4)	(241.5)
Administrative expenses		(505.2)	(504.7)
Other operating expenses		(987.6)	(1,036.0)
Operating profit before financing costs and income	3	1,140.0	568.5
Financing costs		(231.7)	(522.0)
Financing income		157.1	134.4
Operating profit	5	1,065.4	180.9
Share of results of			
Associated companies		250.0	90.5
Jointly controlled entities		845.5	526.7
Profit before taxation		2,160.9	798.1
Taxation	6	(453.0)	(255.8)
Profit after taxation		1,707.9	542.3
Minority interests		(579.0)	(305.9)
Profit attributable to shareholders		1,128.9	236.4
Interim dividend		346.7	69.1
Earnings per share	7		
Basic		HK$0.33	HK$0.10
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.10	HK$0.02

Notes:

1. The interim accounts have not been audited but have been reviewed by the Audit Committee of the Company.

2. Basis of preparation and accounting policies

The unaudited consolidated condensed interim accounts for the Current Period (the "Interim Accounts") are prepared in accordance with Statement of Standard Accounting Practice 2.125, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Interim Accounts should be read in conjunction with the 2004 annual accounts.

The principal accounting policies and methods of computation used in the preparation of the Interim Accounts are consistent with those used in the annual accounts for the year ended 30 June 2004, except that the Group early adopted the accounting standards below with effect from 1 July 2004:

Hong Kong Financial Reporting Standard 3 ("HKFRS 3")	Business Combination
Hong Kong Accounting Standard 36 ("HKAS 36")	Impairment of Assets
Hong Kong Accounting Standard 38 ("HKAS 38")	Intangible Assets

The adoption of these standards resulted in changes to certain accounting policies of the Group. The revised policies are:

(a) Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

(b) Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies/jointly controlled entities is included in investments in associated companies/jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The key impacts to the Group are as follows:

— The Group ceased amortisation of goodwill and negative goodwill from 1 July 2004;

— Accumulated amortisation as at 30 June 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— Negative goodwill has been derecognised and credited to the equity;

— Goodwill is tested annually for impairment, as well as when there are indications of impairment; and

— For goodwill which arose before 1 January 2001 and which has been taken into reserves, it would not be recognised in the profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards and have been applied prospectively. The early adoption of these accounting standards would not have a significant impact on the interim accounts.

3. Segment information

The Group's turnover and contribution from operations are analysed as follows:

a *Business segments*

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecomm-unications HK$m	Depart-ment stores HK$m	Others HK$m	Elimin-ations HK$m	Con-solidated HK$m
Six months ended 31 December 2004								
External sales	2,310.2	4,617.9	113.9	1,324.1	1,919.8	1,233.8	—	11,519.7
Inter-segment sales	57.3	414.7	—	40.7	—	—	(512.7)	—
Total turnover	2,367.5	5,032.6	113.9	1,364.8	1,919.8	1,233.8	(512.7)	11,519.7
Segment results	675.6	43.2	22.3	82.4	49.1	198.1		1,070.7
Other income/(charge)								291.7
Unallocated corporate expenses								(222.4)
Operating profit before financing costs and income								1,140.0
Six months ended 31 December 2003								
External sales	1,655.0	5,724.9	244.7	1,356.7	1,571.5	828.3	—	11,381.1
Inter-segment sales	53.3	661.2	—	3.8	—	—	(718.3)	—
Total turnover	1,708.3	6,386.1	244.7	1,360.5	1,571.5	828.3	(718.3)	11,381.1
Segment results	301.9	346.9	108.7	37.8	14.3	24.7		834.3
Other income/(charge)								(49.3)
Unallocated corporate expenses								(216.5)
Operating profit before financing costs and income								568.5

b *Geographical segments*

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Six months ended 31 December 2004		
Hong Kong and Southeast Asia	7,680.3	858.4
Mainland China	3,839.4	281.6
	11,519.7	1,140.0
Six months ended 31 December 2003		
Hong Kong and Southeast Asia	8,149.6	577.0
Mainland China	3,231.5	(8.5)
	11,381.1	568.5

4. Other income/(charge)

	Six months ended 31 December	
	2004	2003
	HK$m	HK$m
Amortisation of goodwill of subsidiaries	—	(4.9)
Loss on dilution of interests in subsidiaries	(76.5)	(6.1)
Deficit on liquidation of subsidiaries	(4.0)	—
Impairment loss on:		
Fixed assets	(8.8)	—
Intangible assets	(59.0)	—
Loss on disposal of:		
Associated companies	(2.1)	(2.5)
Fixed assets	—	(26.7)
Other investments	—	(29.6)
Subsidiaries	—	(5.4)
Profit on disposal of:		
Associated companies	—	0.2
Fixed assets	—	8.3
Jointly controlled entities	6.4	6.8
Other investments	361.3	—
Subsidiaries	—	3.5
Provision for:		
Amount due from joint venture	—	(2.5)
Amount due from associated companies	(33.9)	—
Amount due from jointly controlled entities	(6.7)	—
Doubtful debts	(55.8)	(4.7)
Deposits for proposed investments	(35.6)	—
Other investments	(5.9)	—
Provision for investment in jointly controlled entities	(2.0)	—
Share of results of other investments	—	(10.3)
Write down of stocks to net realisable value	(10.3)	(41.5)
Write back provision for diminution in value of:		
Jointly controlled entities	38.0	—
Properties held for sale	176.3	44.1
Write back provision for:		
Amount due from joint ventures	10.3	15.1
Doubtful debts	—	4.2
Other investments	—	2.7
	291.7	(49.3)

A subsidiary of the Group entered into an agreement in principle (the "AIP") on 12 December 2003 with Wuhan City Construction Fund Management Office ("Wuhan Fund Office") for the disposal of its approximately 48.86% effective interest in Wuhan Bridge Construction Co., Ltd. ("WBC"), a sino-foreign joint stock company incorporated in Mainland China which operated the Yangtze River Bridge No. 2 in Wuhan. The consideration is RMB1.18 billion (equivalent to approximately HK$1.1 billion). As at 31

December 2004, the Group has received more than 95% of the agreed consideration and all the major terms and conditions of the AIP have been fulfilled. Accordingly, the Group has recognised a gain of approximately HK$102.4 million, net of minority interests, arising from the disposal of its interests in WBC.

5. Operating profit

Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December	
	2004	2003
	HK$m	HK$m
Cost of inventories sold	3,432.6	1,818.8
Depreciation		
Leased fixed assets	44.3	52.1
Owned fixed assets	371.2	584.6

6. Taxation

	Six months ended 31 December	
	2004	2003
	HK$m	HK$m
Company and subsidiaries		
Hong Kong profits tax	179.8	88.4
Overseas taxation	37.9	7.7
Overprovision in prior periods	9.8	—
Deferred taxation relating to the origination and reversal of temporary differences	20.8	71.5
Associated companies		
Hong Kong profits tax	72.7	34.0
Overseas taxation	5.6	—
Deferred taxation	0.9	1.3
Jointly controlled entities		
Hong Kong profits tax	59.0	18.3
Overseas taxation	53.5	35.1
Deferred taxation	13.0	(0.5)
	453.0	255.8

Hong Kong profits tax is provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

7. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$1,128.9 million (2003: HK$236.4 million) and 3,457.4 million shares (2003: weighted average number of 2,288.8 million shares) in issue during the period.

There is no dilutive effect on the earnings per share for the current and previous period after taking into account of the potential dilutive effect of the convertible bonds.

8. Post balance sheet date events

(a) On 4 February 2005, a subsidiary of NWS Holdings Limited ("NWSH") entered into a share sale agreement with PSA International Pte Ltd ("PSA") to dispose of its 31.4% interest in Asia Container Terminals Holdings Limited ("ACTH"), an investment holding company with Asia Container Terminals Limited ("ACT") as its wholly owned subsidiary company, and the shareholder loans owing from ACTH at a consideration of HK$1.9 billion. ACT is engaged in the operation of Container Terminal No. 8 West in Kwai Chung, Hong Kong ("CT8W"). The completion of the disposal is expected in March 2005.

On the same day, another subsidiary of NWSH entered into another share sale agreement with PSA to dispose of its entire interests in Keen Sales Limited, a wholly owned subsidiary company of the Group, which indirectly holds 33.34% in CSX World Terminals Hong Kong Limited ("CSXWTHK"), currently the operator of Container Terminal No. 3 ("CT3"), at a consideration of HK$1.1 billion. The disposal was completed on 21 February 2005. Upon completion, NWSH entered into a trust deed, pursuant to which PSA would hold the beneficial title and interest in and to the indirect 16.67% shareholding interest in ATL Logistics Centre Hong Kong Limited ("ATL") for the benefit of NWSH as if such interests had been retained in their entirety by NWSH.

The aforesaid disposals would give rise to a gain on disposal, net of minority interests, of approximately HK$0.97 billion.

(b) On 18 February 2005, the Company entered into an underwriting agreement with New World China Land Limited ("NWCL") to underwrite in full the proposed rights issue of NWCL. The maximum amount payable by the Company for the underwritten shares will be HK$2,163.7 million.

9. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2005 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders registered on 8 April 2005.

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 13 May 2005.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	1 April 2005 to 8 April 2005
Latest time to lodge transfer with Share Registrar	:	4:00 p.m. on 31 March 2005
Address of Share Registrar	:	Tengis Limited Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 31 December 2004.

CODE OF BEST PRACTICE

The Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 31 December 2004, except that the non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the articles of association of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the Model Code for Securities Transactions by Directors as set out in Appendix 10 of the Listing Rules. Based on specific enquiry of the directors of the Company, all the directors confirmed that they had complied with the required standards of the said code during the six months ended 31 December 2004.

SEGMENT ANALYSIS (INCLUDING ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES)

	Six Months Ended 31 December	
	2004	2003
	HK$m	HK$m
Segment contribution		
Property investment and development	916.2	299.7
Service	147.2	436.4
Infrastructure	768.6	736.3
Telecommunications	82.4	37.8
Department stores	49.1	14.3
Others	202.7	(73.0)
Segment results	2,166.2	1,451.5

Hong Kong Property Development

The property market in Hong Kong was on an upward trend in 2004. During the period under review, the Group's share of property sales revenues amounted to approximately HK$1.2 billion, mainly from Bon-Point, Parc Palais and Sky Tower. In January 2005, The Merton at Kennedy Town was launched with overwhelming response and will have HK$3.8 billion cash contribution to the Group.

The Group now has a landbank of 5.7 million sq. ft. ready for immediate development and a total 20 million sq. ft. of agricultural land reserve. The landbank excluding The Merton and the six projects for sale in 2005, stands at 4 million sq. ft., which is sufficient for development needs in the next three years.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	748,650
Kowloon	1,895,623
NT excluding areas pending agricultural land conversion	3,011,221
Total	**5,655,494**

Agricultural landbank by location	Total land area (sq. ft.)	Attri. land area (sq. ft.)
Yuen Long	14,560,000	13,077,000
Shatin/Tai Po	3,414,000	2,528,000
Fanling	2,310,000	2,310,000
Sai Kung	1,905,000	1,668,000
Tuen Mun	120,000	120,000
Total	**22,309,000**	**19,703,000**

The Group is actively liaising with the government on agricultural land conversion and is seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies.

In 2005, the Group has 6 projects with around 2,000 units for sale. Projects to be launched in the coming months include Island Road, Black's Link, The Grandiose in Tseung Kwan O, projects in Lau Fau Shan and Fu Tei.

Hong Kong Property Investment

The opening of Avenue of Stars and KCR East Tsimshatsui Station in April and October 2004 respectively has boosted pedestrian traffic at New World Centre. Both occupancy and average rental rate recorded stable growth.

The Group entered into a tenancy agreement with an anchor tenant to lease the 115,000-sq. ft. Amazon shopping mall in New World Centre from September 2005. Subject to the tenant's EGM approving the tenancy agreement, the first Sogo Department Store in Kowloon will be opened. This will further enhance pedestrian traffic for New World Centre and pose opportunity for positive rental revision.

Hotels

Hotel operations benefited from the reviving tourist industry and economic growth in Hong Kong. Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel have improved significantly in both the occupancy rate and room rate. Meanwhile, our four hotels in Southeast Asia maintained moderate growth.

With the opening of Hong Kong Disneyland in fall 2005, the hotel sector is expected to benefit from a surge in visitor arrivals from Mainland and overseas.

NWS HOLDINGS LIMITED ("NWSH")

Service

The Hong Kong economy has exhibited a strong and broad-based upturn. The general performance of Service operations, with the exception of construction and engineering, was satisfactory. HKCEC attained excellent result, hosting 777 events attracting over three million guests, the second highest attendance in its history. HKCEC has just been named Asia's Leading Conference Centre for the third consecutive year for its world standard service.

'Sky Connection Limited, which has exclusive rights to retail duty free liquor and tobacco in Hong Kong International Airport and ferry terminals, delivered satisfactory results.

Urban Property Management continued to contribute a stable profit to the Group. Kiu Lok Property Management continues to focus on the Mainland China market and was awarded a pre-opening consultancy contract to market and manage the landmark "Merchandise City" in Tianjin.

Construction operations have been operated in a severe competition environment. It was evidenced that the drop in profit margin and the surge of the contract risks had resulted in substantial exposures with some projects making losses or requiring provision.

Transport businesses continue to face the tough challenge of surging fuel costs, increasing operating cost and intensifying competition. After the reorganization of the Group's transport businesses, New World First Bus and Citybus have achieved synergies by means of sharing resources, coordinating purchasing efforts and strengthening service competitiveness.

Infrastructure

The Infrastructure operation is one of the key contributors to the Group and achieved excellent results in the reporting period. The Water Treatment and Waste Management operations attained satisfactory growth as the new investments in Mainland China started to contribute. The Group currently has 18 water projects and is exploring new investment opportunities in several cities.

The combined electricity sales of Zhujiang Power Phase I and II (珠江電廠第一及第二期) increased by 3%. Despite the increase in electricity demand, the high coal price has hindered its profitability.

Capitalizing on the robust economic growth in Pearl River Delta region, the Group acquired stakes in three road projects, namely Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Northern Section) (京珠高速公路廣珠北段), Guangzhou-Zhaoqing Expressway (廣肇高速公路) and Pearl River Delta Ring Road (South-Western Section) (珠江三角洲環形公路西環南段).

Ports

The Group has disposed all its interests in Container Terminal No. 8 West and Container Terminal No. 3 in Hong Kong for HK$3 billion with a gain, net of minority interests, of approximately HK$0.97 billion. The Group will maintain the interests in ATL Logistics Centre which achieved 93% occupancy.

Our Tianjin and Xiamen ports, being the shipping hub in northern and southeastern China respectively, continued to perform well amid solid expansion in trade flows.

NEW WORLD CHINA LAND LIMITED ("NWCL")

NWCL, the Group's 70%-owned Mainland China property arm, has a portfolio of 36 major development property projects across 17 cities with a total GFA of approximately 16 million sq. m..

For the period under review, NWCL has completed 297,883 sq. m. and, together with its inventory in hand on 30 June 2004, sold 331,711 sq. m. during the period under review.

Projects completed during 1H FY2005	Usage	Total GFA (sq. m.)	NWCL's Interest %
Beijing New World Garden Phase II (北京新世界家園二期)	R, P	87,590	70
Guangzhou Park Paradise Phase IIB (廣州嶺南新世界家園二期B)	R, C, P	55,935	60
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	C	2,560	100
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	P	8,190	60
Guangzhou Central Park-view Phase I (廣州凱旋新世界廣場一期)	R	62,704	91
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	37,273	60
Shenzhen New World Yi Shan Garden Phase II (深圳新世界倚山花園二期)	R, P	43,631	90
Total		**297,883**	

R : *Residential*
C : *Commercial*
P : *Carpark*

The Group is optimistic about the outlook of Mainland China's property market. The proposed rights issue of NWCL on the basis of three rights shares, at HK$2.8 per rights share for every two shares, subject to the approval of NWCL independent shareholders, will raise HK$6.3 billion to strengthen its capital base and financial position. NWCL intends to use the proceeds from the rights issue to fund the resettlement and development costs of its existing projects, reduce its debts and increase its general working capital for future development.

The rights issue will enable NWCL to speed up the resettlement works for its projects and laid the foundation for future development. It will also help to reduce NWCL's exposure from the expected rising interest costs and a possible currency revaluation.

In the second half of FY2005, NWCL expects to complete 10 development projects in 7 cities with 492,296 sq. m. GFA and two investment properties in Wuhan and Guangzhou with 66,201 sq. m. GFA.

Development projects to be completed in 2H FY2005	Usage	Total GFA (sq. m.)	NWCL's Interest %
Beijing Xin Yang Commercial Building (北京新陽商務樓)	C	1,561	70
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	31,754	65
Wuhan Menghu Garden Phase I (武漢夢湖香郡一期)	R	13,223	70
Wuhan Xin Hua Garden Phase II (武漢新華家園二期)	R	39,073	60
Wuhan Changqing Garden Phase V (武漢常青花園五期)	R	142,936	60
Nanjing New World Centre (南京新世界中心)	R, C	113,709	92
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	26,618	60
Guangzhou Park Paradise Phase IIC (廣州嶺南新世界家園二期C)	R, C	32,618	60
Huizhou Changhuyuan Phase II (惠州長湖苑二期)	R, C	61,382	63
Zhuhai New World Riviera Garden Phase II (珠海新世界海濱花園二期)	R, C	29,422	100
Total		**492,296**	

Investment properties to be completed in 2H FY2005	Usage	Total GFA (sq. m.)	NWCL's Interest %
Wuhan Int'l Trade & Commerce Centre Tower I (武漢國貿大廈一座)	O, P	59,998	100
Guangzhou Park Paradise Phase IIC (廣州嶺南新世界家園二期C)	P	6,203	60
Total		**66,201**	

O : *Office*

NEW WORLD MOBILE HOLDINGS LIMITED ("NWMHL")

NWMHL, the Group's 71%-owned Hong Kong mobile services arm, recorded a net profit of HK$55.5 million for the period under review, a 28% decrease compared with the same period last year. The reduction was due to fierce competition in the mobile telecommunications market.

The subscriber base of New World Mobility ("NWM") grew from 1.25 million in June 2004 to 1.3 million in December 2004. The drop in subscriber number caused by the termination of an MVNO contract in October 2004, was more than made up for by the substantial growth in the prepaid subscribers.

In order to enhance ARPU and revenue, NWM continues to introduce new value added services such as "Press 'n Talk" and "Video-on-the-move" news and entertainment video services.

NEW WORLD TELECOMMUNICATIONS LIMITED ("NWT")

NWT will focus its business on IDD, broadband and IP based value added services. New services launched during the period under review include Yahoo!Hong Kong — NWT BizNet, Biz@nywhere PDA based wireless data solutions, NWT bb and NWTmusic.com.

The withdrawal of Type II interconnection will have minimal impact on NWT's fixed line business as NWT continues to extend its self-built network and explore new technologies to overcome the last mile connection issue.

NEW WORLD TMT LIMITED ("NWTMT")

NWTMT's management have strengthened project control and improved the cash flow and operating return of its projects.

A number of projects has made encouraging progress. Beijing Xintong (北京信通), Shanghai Mtone (上海美通) and Shenzhen Sunlong (深圳翔龍) attained good turnover and operating profits.

NEW WORLD DEPARTMENT STORES LIMITED ("NWDS")

NWDS benefited from the growing consumer market in Mainland China. During the period under review, total sales of NWDS amounted to HK$1.9 billion, up 22% year-on-year. The fourth store in Shanghai and the second store in Ningbo (寧波) were opened in September and November 2004 respectively. As at December 2004, NWDS operations expanded to 17 stores across 10 cities in Mainland China and Hong Kong with a total GFA of 460,000 sq. m..

The Group plans to open three more stores in Lanzhou (蘭州), Nanjing (南京) and Xiamen (廈門) by 2006 with a total GFA of 72,000 sq. m..

NEW WORLD CHINA ENTERPRISES PROJECTS LIMITED ("NWCEP")

NWCEP manages over 20 projects in Mainland China. Amongst them, Kunming Fulintang Pharmaceutical Company Limited, Yunnan Phytopharmaceutical Company Limited, The Waterman Co. Ltd. (Shanghai), Xiamen Topstar Co Limited and HXNW Auto Service Limited have achieved satisfactory profits contribution to NWCEP.

NWCEP has recently completed a strategic investment in Tianneng International Limited, one of the largest battery manufacturers for electric bicycles in China. During the same period, NWCEP has divested its investment in Vision Grande Group Holdings Limited at a satisfactory return.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt (HK$ million)	31 December 2004	30 June 2004
Consolidated net debt	18,295.6	21,613.4
NWSH (stock code: 0659)	4,884.5	4,618.1
NWCL (stock code: 0917)	4,806.8	4,878.3
NWMHL (stock code: 0862)	122.1	NA
NWTMT (stock code: 0301)	2,745.8	2,703.3
Consolidated net debt (excluding listed subsidiaries)	5,736.4	9,413.7

As at 31 December 2004, the Group's cash and bank balances amounted to HK$7,234.7 million (30 June 2004: HK$6,630.0 million). Its consolidated net borrowing amounted to HK$18,295.6 million, a decrease of HK$3,317.8 million as compared with 30 June 2004. Gearing ratio decreased from 39.73% as at 30 June 2004 to 32.8% as at 31 December 2004. Cash generated from operations mainly from the sales of residential properties and services activities.

The Group maintained a balanced debt profile with adequate risk diversification through a mix of fixed and floating rate debt. Approximately 77% of the debt profile is at floating rate.

The Group's long term borrowing and short term borrowing as at 31 December 2004 were HK$21,744.9 million and HK$2,435.4 million respectively. The maturity of long term borrowing as at 31 December 2004 is as follows:

	HK$ million
Within one year	5,871.7
In the second year	6,352.5
In the third to fifth year	9,271.6
After the fifth year	249.1
	21,744.9

Shareholders' funds for the Group as at 31 December 2004 increased to HK$55.8 billion against HK$54.4 billion as of 30 June 2004.

As at 31 December 2004, HK$17,563.2 million (30 June 2004: HK$17,231.0 million) of total Group's assets were pledged as securities for loans. The Group's certain interests in co-operative joint ventures have been pledged as security for a loan granted to the Group.

EMPLOYEES

The Group has over 31,000 employees and staff costs of HK$1,725 million at 31 December 2004. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWTMT, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWTMT and/or NWCL and/or NWSH.

OUTLOOK

The GDP in Mainland China grew by 9.5% in 2004, the fastest pace in last eight years. National economic development will maintain the growth momentum with mild increase in prices. Pearl River Delta regional co-operation will further drive the Hong Kong economy.

The property projects in Hong Kong and Mainland China are expected to benefit from the solid growth in demand for properties. Other core businesses, including hotels, service and infrastructure and department stores, will continue to perform well and generate strong cash flow.

The Group is optimistic about the Mainland China property market. Urbanization and growing economy are driving housing demand. Rising average household income and middle class have improved affordability. Furthermore, the clear and transparent central government policies support

long-term healthy growth. In addition, land supply through public auctions enables a closer match between supply and demand. Developers with good reputation and quality projects, like NWCL, are better positioned to take advantages of these developments.

Infrastructure is a key growth driver for the Group. While existing projects continue to improve their operations, NWSH is actively looking for new investment opportunities, especially in expressways and water projects.

With the opening of Hong Kong Disneyland this year, the expected strong growth in Hong Kong tourist industry will benefit our hotels businesses.

NWDS will tap the booming consumer market in Mainland China by extending its footprints across Mainland China.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 15 March 2005

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas, and; (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***